Room 4561
						October 21, 2005

Charles R. Osenbaugh
President, CEO and CFO
Timeline, Inc.
3055 112th Avenue N.E., Ste. 106
Bellevue, WA 98004

Re:	Form 10-KSB for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	From 10-QSB for Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	Form 8-K Filed September 2, 2005
	File No. 1-13524

Dear Mr. Osenbaugh:

      We have reviewed your response letter dated September 20,
2005
and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Report of Independent Registered Public Accounting Firm, page F-2
1. We note your response to our previous comment no. 1 where you indicate that the Company intends to file an amended Form 10-K in a few weeks. We expect that the Company will file such amendment in the very near future as your Form 10-K, as originally filed without the audit opinion and consent of your previous accountants, is materially deficient.



Form 8-K Filed September 2, 2005

2. Tell us if the consideration of $10,000 per month per the terms of the non-compete agreement is tied to the $520,000 promissory note received in the Asset sale. If so, then tell us how you analyzed the collectibility of the note receivable with regards to deferring a portion of the gain. Also tell us how you intend to recognize future gains as they relate to the payments received on the promissory note.
If the deferred gain was based solely on the fact that the Company entered into a non-compete agreement and is not tied to any future cash payments, then explain how the Company determined the gain was not realizable at the time of the sale. Your response references FASB Concept No. 5, which states "revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues."
Tell us how you concluded that the Company has not completed the earnings process just because a non-compete agreement exists.
Does
the Company believe that it is probable that the agreement will be breached? In that regard, tell us how you considered the guidance in
SFAS 5 in determining whether you have a contingent liability that should be accrued and tell us how you determined the amount of such liability.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3499 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Charles R. Osenbaugh
Timeline, Inc.
October 21, 2005
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